SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Hutchison China MediTech Limited

(Name of Issuer)

American depositary shares (each representing one-half of one Ordinary Share)

and Ordinary Shares, par value US$1.00 per share

(Title of Class of Securities)

44842L1031

(CUSIP Number)

Edith Shih

22/F, Hutchison House

10 Harcourt Road

Hong Kong

Telephone: +852 2128 1188

(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 30, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1              This CUSIP number applies to the Issuer’s American depositary shares, each representing one-half of one ordinary share, par value US$1.00 per share, of the Issuer.

CUSIP No. 44842L103	Schedule 13D

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): Hutchison Healthcare Holdings Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 40,097,877(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 40,097,877(1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 40,097,877(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 60.4%(2)
14	Type of Reporting Person (See Instructions) CO

(1) Represents the 36,666,667 ordinary shares (the “Ordinary Shares”), par value US$1.00 per share, of Hutchison China MediTech Limited (the “Issuer”) and 6,862,420 American depositary shares of the Issuer, each representing one-half of one Ordinary Share, held by Hutchison Healthcare Holdings Limited. The reporting persons expressly disclaim status as a group for purposes of this Schedule 13D.

(2) The percentage set forth above is calculated based upon an aggregate of 66,435,037 Ordinary Shares reported to be outstanding in the current report on Form 6-K of the Issuer submitted to the Securities and Exchange Commission on October 31, 2017.

CUSIP No. 44842L103	Schedule 13D

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): Hutchison Whampoa (China) Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 40,097,877(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 40,097,877(1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 40,097,877(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 60.4%(2)
14	Type of Reporting Person (See Instructions) CO

(1) Represents the 36,666,667 ordinary shares (the “Ordinary Shares”), par value US$1.00 per share, of Hutchison China MediTech Limited (the “Issuer”) and 6,862,420 American depositary shares of the Issuer, each representing one-half of one Ordinary Share, held by Hutchison Healthcare Holdings Limited. The reporting persons expressly disclaim status as a group for purposes of this Schedule 13D.

(2) The percentage set forth above is calculated based upon an aggregate of 66,435,037 Ordinary Shares reported to be outstanding in the current report on Form 6-K of the Issuer submitted to the Securities and Exchange Commission on October 31, 2017.

CUSIP No. 44842L103	Schedule 13D

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): CK Hutchison Global Investments Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 40,097,877(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 40,097,877(1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 40,097,877(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 60.4%(2)
14	Type of Reporting Person (See Instructions) CO

(1) Represents the 36,666,667 ordinary shares (the “Ordinary Shares”), par value US$1.00 per share, of Hutchison China MediTech Limited (the “Issuer”) and 6,862,420 American depositary shares of the Issuer, each representing one-half of one Ordinary Share, held by Hutchison Healthcare Holdings Limited. The reporting persons expressly disclaim status as a group for purposes of this Schedule 13D.

(2) The percentage set forth above is calculated based upon an aggregate of 66,435,037 Ordinary Shares reported to be outstanding in the current report on Form 6-K of the Issuer submitted to the Securities and Exchange Commission on October 31, 2017.

CUSIP No. 44842L103	Schedule 13D

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): CK Hutchison Holdings Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 40,097,877(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 40,097,877(1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 40,097,877(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 60.4%(2)
14	Type of Reporting Person (See Instructions) CO

(1) Represents the 36,666,667 ordinary shares (the “Ordinary Shares”), par value US$1.00 per share, of Hutchison China MediTech Limited (the “Issuer”) and 6,862,420 American depositary shares of the Issuer, each representing one-half of one Ordinary Share, held by Hutchison Healthcare Holdings Limited. The reporting persons expressly disclaim status as a group for purposes of this Schedule 13D.

(2) The percentage set forth above is calculated based upon an aggregate of 66,435,037 Ordinary Shares reported to be outstanding in the current report on Form 6-K of the Issuer submitted to the Securities and Exchange Commission on October 31, 2017.

CUSIP No. 44842L103	Schedule 13D

Item 1                                    Security and Issuer

This Schedule 13D relates to the ordinary shares (the “Ordinary Shares”), par value US$1.00 per share, and the American depositary shares (“ADSs”), each representing one-half of one Ordinary Share, of Hutchison China MediTech Limited (the “Issuer”). The Issuer’s principal executive offices are located at 22/F, Hutchison House, 10 Harcourt Road, Hong Kong.

Item 2                                    Identity and Background

(a). and (f). This Schedule 13D is being filed jointly by:

i.   Hutchison Healthcare Holdings Limited (“Hutchison Healthcare”);

ii.   Hutchison Whampoa (China) Limited (“Hutchison China”);

iii.   CK Hutchison Global Investments Limited (“Hutchison Global Investments”); and

iv.   CK Hutchison Holdings Limited (“CK Hutchison”).

Hutchison Healthcare, Hutchison China, Hutchison Global Investments and CK Hutchison are collectively herein referred to as the “Reporting Persons” and each as a “Reporting Person.”

Hutchison Healthcare is a company incorporated in the British Virgin Islands, and wholly owned by Hutchison China, a company incorporated in Hong Kong. Hutchison Global Investments, a company incorporated in the British Virgin Islands, owns 99.99% of Hutchison China, and is itself wholly owned by CK Hutchison, a company incorporated in the Cayman Islands and listed on the Stock Exchange of Hong Kong Limited.

Set forth on Schedule A attached hereto and incorporated herein by reference is the name and citizenship of each of the directors and executive officers of each Reporting Person.

(b).      The principal business office of each of the Reporting Persons is: c/o CK Hutchison Holdings Limited, 22/F, Hutchison House, 10 Harcourt Road, Hong Kong.

Set forth on Schedule A attached hereto and incorporated herein by reference is the business address of each of the directors and executive officers of each Reporting Person.

(c).       Set forth on Schedule A attached hereto and incorporated herein by reference is the principal occupation or employment of each of the directors and executive officers of each Reporting Person as well as the principal business and address of the corporation or other organization in which such director or executive officer’s employment is conducted.

CUSIP No. 44842L103	Schedule 13D

(d).      During the last five years, none of the Reporting Person or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e).       During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, has been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which it was or is now subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Item 3                                    Source and Amount of Funds or Other Consideration

On October 30, 2017, Hutchison Healthcare used working capital to purchase 6,862,420 ADSs of the Issuer (the “Purchase”) for an aggregate purchase price of approximately US$182.0 million, or US$26.50 per ADS.  The Purchase was conducted in connection with the Issuer’s public offering (the “Public Offering”) of 11,369,810 ADSs pursuant to the terms of an underwriting agreement dated October 25, 2017 among the Issuer and Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated as representatives of the several underwriters named therein.  The Issuer’s Public Offering was made in reliance on its registration statement on Form F-3 ASR (File No. 333-217101).

Item 4                                    Purpose of Transaction

Prior to filing this Schedule 13D, each Reporting Person has filed with the Securities and Exchange Commission (the “SEC”) a Schedule 13G with respect to their beneficial ownership of the Ordinary Shares acquired prior to the Purchase described in answer to Item 3 of this Schedule 13D.  The Reporting Persons are filing this Schedule 13D as a result of the Purchase, during which each Reporting Person is deemed to have purchased additional Ordinary Shares, in the form of ADSs, of the Issuer that exceed two percent of the class of such securities.

The Purchase and the subsequent ownership of the Ordinary Shares acquired as a result of the Purchase were for general investment purposes. The Reporting Persons do not have any present intention to dispose of or acquire additional securities of the Issuer. As the majority shareholder of the Issuer, the Reporting Persons continuously evaluate their investment.  Any transactions that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial, market and industry conditions, other investment and business opportunities available to such Reporting Persons, tax considerations and other factors.

CUSIP No. 44842L103	Schedule 13D

Other than as described above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of this Schedule 13D.

Item 5                                    Interest in Securities of the Issuer

(a).      and (b). The information required by Items 5(a) and 5(b) is set forth in Rows 7-13 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

To the knowledge of the Reporting Persons, among the directors and executive officers of each Reporting Person listed in Schedule A hereto:

•                  Mr To Chi Keung, Simon owns 133,237 ADSs and 180,000 Ordinary Shares, collectively representing approximately 0.4% of the Issuer’s Ordinary Shares. Mr To Chi Keung, Simon has the sole power to vote or direct the vote with respect to such Ordinary Shares and ADSs;

•                  Ms Edith Shih owns 100,000 ADSs and 70,000 Ordinary Shares, collectively representing approximately 0.2% of the Issuer’s Ordinary Shares. Ms Edith Shih has the sole power to vote or direct the vote with respect to such Ordinary Shares and ADSs; and

•                  none of the other persons named in Item 2 beneficially owns any Ordinary Shares or ADSs.

The foregoing ownership percentages are calculated based on an aggregate of 66,435,037 Ordinary Shares reported to be outstanding in the current report on Form 6-K of the Issuer submitted to the SEC on October 31, 2017.

(c).       Except as described in this Schedule 13D, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Item 2 has effected any transaction in the Ordinary Shares or ADSs during the past 60 days.

(d).      No other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares or ADSs.

(e).       Not Applicable.

CUSIP No. 44842L103	Schedule 13D

Item 6                                    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Lock-Up Agreements

In connection with the Issuer’s Public Offering as described in answer to Item 3, each of Hutchison Healthcare and certain of its affiliates, including Mr To Chi Keung, Simon and Ms Edith Shih, have agreed that, without the written consent of Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, it will not, during the period ending 90 days after October 25, 2017, directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the purchase of, or otherwise dispose of or transfer any shares of the Issuer’s ADSs or Ordinary Shares or any securities convertible into or exchangeable or exercisable for such ADSs or Ordinary Shares, whether now owned or hereafter acquired by it or with respect to which it has or hereafter acquires the power of disposition (the “Lock-Up Securities”), or exercise any right with respect to the registration of any of the Lock-up Securities, or file or cause to be filed any registration statement in connection therewith, under the Securities Act of 1933, as amended, or enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of ADSs or Ordinary Shares or other securities, in cash or otherwise. These restrictions are subject to certain customary exceptions.

Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, in their sole discretion, on behalf of the underwriters of the Public Offering may release the ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

Item 7                                    Material to be Filed as Exhibits

(a).      Exhibit 7.1 - Joint Filing Agreement dated November 9, 2017 by and among the Reporting Persons

(b).      Exhibit 7.2 - Form of Lock-Up Agreement (incorporated by reference to Exhibit D of Exhibit 1.1 to the current report on Form 6-K of the Issuer submitted to the SEC on October 26, 2017)

CUSIP No. 44842L103	Schedule 13D

Schedule A

Hutchison Healthcare Holdings Limited

Name and Business Address(1)	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization

LAI Kai Ming, Dominic	Canadian	Director, Hutchison Healthcare Holdings Limited(2)

Edith SHIH	British	Director, Hutchison Healthcare Holdings Limited(2)

TO Chi Keung, Simon	British	Director, Hutchison Healthcare Holdings Limited(2)

Hutchison Whampoa (China) Limited

Name and Business Address(1)	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization

FOK Kin Ning, Canning	British	Director, Hutchison Whampoa (China) Limited(3)

Frank John SIXT	Canadian	Director, Hutchison Whampoa (China) Limited(3)

KAM Hing Lam 7th Floor, Cheung Kong Center 2 Queen’s Road Central Hong Kong	Hong Kong	Director, Hutchison Whampoa (China) Limited(3)

LAI Kai Ming, Dominic	Canadian	Director, Hutchison Whampoa (China) Limited(3)

TO Chi Keung, Simon	British	Managing Director, Hutchison Whampoa (China) Limited(3)

CK Hutchison Global Investments Limited

Name and Business Address(1)	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization

LI Tzar Kuoi, Victor 7th Floor, Cheung Kong Center 2 Queen’s Road Central Hong Kong	Hong Kong	Director, CK Hutchison Global Investments Limited(4)

FOK Kin Ning, Canning	British	Director, CK Hutchison Global Investments Limited(4)

Frank John SIXT	Canadian	Director, CK Hutchison Global Investments Limited(4)

CUSIP No. 44842L103	Schedule 13D

Name and Business Address(1)	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
IP Tak Chuen, Edmond 7th Floor, Cheung Kong Center 2 Queen’s Road Central Hong Kong	Hong Kong	Director, CK Hutchison Global Investments Limited(4)

KAM Hing Lam 7th Floor, Cheung Kong Center 2 Queen’s Road Central Hong Kong	Hong Kong	Director, CK Hutchison Global Investments Limited(4)

LAI Kai Ming, Dominic	Canadian	Director, CK Hutchison Global Investments Limited(4)

Edith SHIH	British	Director, CK Hutchison Global Investments Limited(4)

CHEUNG Kwan Hoi	British	Director, CK Hutchison Global Investments Limited(4)

CK Hutchison Holdings Limited

Name and Business Address(1)	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization

LI Ka-shing 7th Floor, Cheung Kong Center 2 Queen’s Road Central Hong Kong	Hong Kong	Chairman and Executive Director, CK Hutchison Holdings Limited(5)

LI Tzar Kuoi, Victor 7th Floor, Cheung Kong Center 2 Queen’s Road Central Hong Kong	Hong Kong	Executive Director, Group Co-Managing Director and Deputy Chairman, CK Hutchison Holdings Limited(5)

FOK Kin Ning, Canning	British	Executive Director and Group Co-Managing Director, CK Hutchison Holdings Limited(5)

Frank John SIXT	Canadian	Executive Director, Group Finance Director and Deputy Managing Director, CK Hutchison Holdings Limited(5)

IP Tak Chuen, Edmond 7th Floor, Cheung Kong Center 2 Queen’s Road Central Hong Kong	Hong Kong	Executive Director and Deputy Managing Director, CK Hutchison Holdings Limited(5)

KAM Hing Lam 7th Floor, Cheung Kong Center 2 Queen’s Road Central Hong Kong	Hong Kong	Executive Director and Deputy Managing Director, CK Hutchison Holdings Limited(5)

CUSIP No. 44842L103	Schedule 13D

Name and Business Address(1)	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
LAI Kai Ming, Dominic	Canadian	Executive Director and Deputy Managing Director, CK Hutchison Holdings Limited(5)

Edith SHIH	British	Executive Director and Company Secretary, CK Hutchison Holdings Limited(5)

CHOW Kun Chee, Roland Room 2008, Melbourne Plaza 33 Queen’s Road Central Hong Kong	British	Non-executive Director, CK Hutchison Holdings Limited(5)

CHOW WOO Mo Fong, Susan	British	Non-executive Director, CK Hutchison Holdings Limited(5)

LEE Yeh Kwong, Charles 26th Floor, Jardine House 1 Connaught Place, Central Hong Kong	Hong Kong	Non-executive Director, CK Hutchison Holdings Limited(5)

LEUNG Siu Hon 502 China Building 29 Queen’s Road Central Hong Kong	British	Non-executive Director, CK Hutchison Holdings Limited(5)

George Colin MAGNUS Room 701, Car Po Building 18-20 Lyndhurst Terrace Central Hong Kong	British	Non-executive Director, CK Hutchison Holdings Limited(5)

KWOK Tun-li, Stanley Suite 503-151 Athletes Way Vancouver B.C. V5Y 0E5 Canada	Canadian	Independent Non-executive Director, CK Hutchison Holdings Limited(5)

CHENG Hoi Chuen, Vincent House J, Bauhinia Garden, 42 Chung Hom Kok Road, Hong Kong	Chinese	Independent Non-executive Director, CK Hutchison Holdings Limited(5)

Michael David KADOORIE 24th Floor, St. George’s Building, 2 Ice House Street Central, Hong Kong	British	Independent Non-executive Director, CK Hutchison Holdings Limited(5)

LEE Wai Mun, Rose Unit 623, Level 6, Core F, Cyberport 3, 100 Cyberport Road, Cyberport, Hong Kong	Chinese	Independent Non-executive Director, CK Hutchison Holdings Limited(5)

CUSIP No. 44842L103	Schedule 13D

Name and Business Address(1)	Citizenship	Present Principal Occupation or Employment, Including Name, Principal Business and Address of Each Corporation or Organization
William SHURNIAK 122-3rd Avenue West, Box 1178, Assiniboia, Saskatchewan Canada S0H 0B0	Canadian	Independent Non-executive Director, CK Hutchison Holdings Limited(5)

WONG Chung Hin 1225 Price’s Building 10 Charter Road Hong Kong	British	Independent Non-executive Director, CK Hutchison Holdings Limited(5)

WONG Yick-ming, Rosanna 23/F., The Hong Kong Federation of Youth Groups Building, 21 Pak Fuk Road, North Point, Hong Kong	Hong Kong	Independent Non-executive Director, CK Hutchison Holdings Limited(5)

William Elkin MOCATTA 24th Floor, St. George’s Building, 2 Ice House Street Central, Hong Kong	British	Alternate Director, CK Hutchison Holdings Limited(5)

Notes to Schedule A:

(1)	Unless otherwise indicated, the business address of each of the named persons is 22/F, Hutchison House, 10 Harcourt Road, Hong Kong.

(2)

The principal business address of Hutchison Healthcare Holdings Limited is 22/F, Hutchison House, 10 Harcourt Road, Hong Kong.  The business of Hutchison Healthcare Holdings Limited is investment holding of health care related investments.

(3)

The principal business address of Hutchison Whampoa (China) Limited is 22/F, Hutchison House, 10 Harcourt Road, Hong Kong.  The business of Hutchison Whampoa (China) Limited is investment holding and trading.

(4)

The principal business address of CK Hutchison Global Investments Limited is 22/F, Hutchison House, 10 Harcourt Road, Hong Kong.  The business of CK Hutchison Global Investments Limited is investment holding.

(5)

The principal business address of CK Hutchison Holdings Limited is 12/F, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong. The business of CK Hutchison Holdings Limited comprises five core segments: ports and related services, retail, infrastructure, energy and telecommunications.

CUSIP No. 44842L103	Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 9, 2017

HUTCHISON HEALTHCARE HOLDINGS LIMITED

By:	/s/ Simon To
Name:	Simon To
Title:	Authorized Signatory

HUTCHISON WHAMPOA (CHINA) LIMITED

By:	/s/ Simon To
Name:	Simon To
Title:	Authorized Signatory

CK HUTCHISON GLOBAL INVESTMENTS LIMITED

By:	/s/ Edith Shih
Name:	Edith Shih
Title:	Authorized Signatory

CK HUTCHISON HOLDINGS LIMITED

By:	/s/ Edith Shih
Name:	Edith Shih
Title:	Authorized Signatory

CUSIP No. 44842L103	Schedule 13D

List of Exhibits

Exhibit No	Description

7.1	Joint Filing Agreement
7.2	Form of Lock-up Agreement (incorporated by reference to Exhibit D of Exhibit 1.1 to the current report on Form 6-K of the Issuer submitted to the SEC on October 26, 2017)